Exhibit 99.2

Q2 2018 % Change Y/Y Revenue (all - time record) $171.5 million +31% Sparkling Water Maker Units 1,047 ,000 +22% CO 2 Refill Units (all - time record) 9.7 million +17% Flavor Units 5.8 million +8% Net Income (all - time record) $26.1 million +82% EPS (all - time record) (1) $1.14 +78% Financial Highlights Q2 2018 (1) Based on weighted shares outstanding of 23.0 million in Q2 2018 and 22.5 million in Q2 2017

Quarterly Revenue 2014 - 2018 ($ millions) 118.2 141.2 125.9 126.5 91.3 101.7 110.0 112.9 100.9 119.2 124.2 131.8 115.3 130.6 139.8 157.7 143.6 171.5 Q1 Q2 Q3 Q4 2014 2015 2016 2017 2018

Quarterly Sparkling Water Maker Unit Sales 2014 - 2018 (thousands) 604 785 818 1,018 518 491 639 769 575 637 788 941 770 859 847 1,181 758 1,047 Q1 Q2 Q3 Q4 2014 2015 2016 2017 2018

Quarterly CO 2 Refill Unit Sales 2014 - 2018 (millions ) 5.8 6.5 6.4 6.3 6.0 6.9 7.0 6.7 6.8 7.5 7.7 7.4 7.6 8.3 8.4 8.2 8.3 9.7 Q1 Q2 Q3 Q4 2014 2015 2016 2017 2018

Quarterly Flavor Unit Sales 2014 - 2018 (millions ) 8.4 9.3 7.6 6.1 4.9 5.1 6.7 5.6 5.3 6.0 5.5 5.2 5.2 5.3 5.1 4.7 5.4 5.8 Q1 Q2 Q3 Q4 2014 2015 2016 2017 2018

Consolidated Statements of Operations 2018 vs. 2017 Q2 - 2017 Q2 - 2018 H1 - 2017 H1 - 2018 (Unaudited) (Unaudited) (Unaudited) (Unaudited) Revenue $130,637 $171,485 $245,929 315,130 Cost of revenue 61,218 69,851 115,793 134,235 Gross profit 69,419 101,634 130,136 180,895 Operating expenses Sales and marketing 40,855 52,426 75,677 95,756 General and administrative 11,617 17,426 21,652 32,034 Other expenses, net 142 - 142 - Total operating expenses 52,614 69,852 97,471 127,790 Operating income 16,805 31,782 32,665 53,105 Interest income, net (108) (83) (161) (141) Other financial expense (income), net 753 1,213 (247) 1,735 Total financial expense (income), net 645 1,130 (408) 1,594 Income before income taxes 16,160 30,652 33,073 51,511 Income tax expense 1,790 4,542 3,969 6,833 Net income for the period $ 14,370 $26,110 $29,104 44,678 Net income per share Basic $0.66 $1.15 $1.34 $1.99 Diluted $0.64 $1.14 $1.30 $1.94 Weighted average number of shares Basic 21,794 22,644 21,673 22,506 Diluted 22,502 22,980 22,464 23,012